Exhibit 99.2

EARNINGS REPORT

ENRIC ASUNCIÓN JORDI LAINZ LUIS BOADA MICHAEL WILHELM Co-Founder & Chief Chief Financial Officer Chief Financial Officer Investor Relations Executive Officer Effective 15 May 2024 Q1 2O24 EARN INGS REPORT

DISCLAIMER This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements contained in this presentation other than statements of historical fact should be considered forward-looking statements, including, without limitation, statements regarding Wallbox’s future operating results and financial position, business strategy and plans, partnerships, new product offerings, expectations regarding the EV market growth and future sales, operating costs reduction, competitive position and the integration of ABL business. The words “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “expect,” “focus,” “forecast,” “intend,” “likely,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “”target,” will,” “would” and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements use these words or expressions. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward -looking statements, including, but not limited to: Wallbox’s history of operating losses as an early stage company; the adoption and demand for electric vehicles including the success of alternative fuels, changes to rebates, tax credits and the impact of government incentives; Wallbox’s ability to successfully manage its growth; the accuracy of Wallbox’s forecasts and projections including those regarding its market opportunity; competition; risks related to losses or disruptions in Wallbox’s supply or manufacturing partners; impacts resulting from geopolitical conflicts; risks related to macro-economic conditions and inflation; Wallbox’s reliance on the third-parties outside of its control; risks related to Wallbox’s technology, intellectual property and infrastructure; occurrence of any public health crisis or similar global events as well as the other important factors discussed under the caption “Risk Factors” in Wallbox’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023, as such factors may be updated from time to time in its other filings with the Securities and Exchange Commission (the “SEC”), accessible on the SEC’s website at www.sec.gov and the Investors Relations section of Wallbox’s website at investors.wallbox.com. Any such forward-looking statements represent management’s estimates as of the date of this presentation. Any forward-looking statement that Wallbox makes in this presentation speaks only as of the date of such statement. Except as required by law, Wallbox disclaims any obligation to update or revise, or to publicly announce any update or revision to, any of the forward -looking statements, whether as a result of new information, future events or otherwise. The reported results presented in this presentation on and after November 1, 2023, include results of ABL following its acquisition. Due to the timing of the acquisition of ABL, results for the first quarter of 2023 do not include those of ABL. `

WHAT WE’LL Introduction – Michael Wilhelm COVER TODAY Q1 2024 Highlights – Enric Asunción Product, ABL and Commercial Wins – Enric Asunción EV Market – Enric Asunción Quarterly Financial Performance – Jordi Lainz Closing Thoughts – Enric Asunción & Luis Boada Questions – Enric Asunción & Jordi Lainz

2024 – Q1 HIGHLIGHTS Q1 REVENUE Q1 GROSS MARGIN Q1 LABOR COSTS 39 6% 21% €13.5 M €43. M Adjusted Decrease YoY EBITDA loss1 (A 23% YoY increase) Positively impacted by cost engineering, strategic sourcing and lower Q1 O P E X 38% transportation costs 30% YoY Improvement ~320 DC units sold In adjusted EBITDA EXPECT TO HOLD Decrease YoY DC revenue growth of ~100% YOY GROSS MARGIN IN 37,500 AC Units sold 38 4 O % R A N G E Including ABL WITH OPPORTUNITY TO IMPROVE First Supernovas 180 shipped & delivered to the US in Q1 2024 1. This is a non-IFRS measure. Please see slide 16 for a reconciliation of this financial measure to the most comparable IFRS metric

2024 – Q1 AT AGLANCE EUROPE €36.5 M / 85 % NORTH AMERICA REVENUE SBY €4.7 M / 11 % GEOGRAPHY APAC €1.3 M / 3 % LATAM €600K / 1%1. As percentage of revenue

2024 – Q1 AT A GLANCE AC SALES €29.8 M / 69% PULSAR PRO REVENUES BY DC SALES PRODUCT € 83 M / 19% SUPER NOVA SOFTWARE, SERVICES, & ACCESSORIES €5M / 12 % WASHINGTON STATE AWARD OSPREY $25.6M FROM WASHINGTON DEPARTMENT OF HIGHLY VALUED CUSTOMER BUILDING LEADING EV COMMERCE’S EV CHARGING PROGRAM CHARGING NETWORK IN THE UK DEPLOY THE PULSAR PRO ACROSS 148 MULTI FAMILY WALL BOX SOLD 180 DC FAST CHARGING UNITS HOUSING PROPERTIES INCLUDING WBX CARE AND WARRANTY 71. As percentage of revenue

CROSS SELLING PULSAR ABL EM4

PARTNERSHIPS & COMMERCIAL AGREEMENT +1O YEAR AGREEMENT +WORLD-WIDE SCOPE +EXTENSIVE 8,700 DEALERS NETWORK +CO-BRANDING & CO-DEVELOPMENT +FIRST LAUNCHING PULSAR PLUS UL

MARKET OVERVIEW EV MARKET / / EVS SOLD IN KEY MARKETS1 1.30 + Recognizing the current market dynamics and 1.23 1.18 related challenges 1.10 1.02 + Going through volatile phase of the adoption 0.8 curve on the path to mass adoption E 0.8 0.8 P 0.7 + Introduction of more affordable vehicles and O 0.7 R continuous trend to EV and ICE price parity U E + Continuous importance of DC fast charging A H C infrastructure roll-out TI 0.40.40.5 RR 0.30.4 OENM + Focus on operational excellence, forge strong A Q1 2023 Q2 2023 Q3 2023 Q4 2023 Q1 2024 partnerships and rationalize cost base 5.6M EVs expected to be sold in 2024 Representing 20% YoY market growth2 1. Rho Motion EV Sales Monthly Assessment April 2024—In Millions |2. Rho Motion EV Sales Quarterly Outlook Q1 2024 10

FINANCIAL REVIEW Q1 REVENUE Q1 LABOR COSTS & OPEX—Strong DC sales—Drastic gross margin €43. M €32.6M improvements—Contribution from ABL Flat sequential Close to our quarter costs base target for labor 23% YOY rise costs and opex Q1 GROSS MARGIN Q1 ADJUSTED EBITDA LOSS1 39 6% €13 5M Favorable pricing, quality improvements, 38% YOY improvement product mix and inclusion of ABL Expect to be close to adjusted EBITDA break even in Q2 1. This is a non-IFRS measure. Please see slide 16 for a reconciliation of this financial measure to the most comparable IFRS metric 11

CONTINUOUS IMPROVEMENT OF KEY FINANCIALS METRICS REVENUE CASH COST REDUCTION1 ADJUSTED EBITDA2 43 43 Q4 Q1 Q2 Q3 Q4 Q1 50 D 2022 2023 2023 2023 2023 2024 E T A 35 D 33 I 32 32 X 40 L E 38 P 36 O D E O 27 35 S 33 LL NTDXAB 7 B E O B 18 9 D 16 A AT CWA IL 14 D (13) O 9 I L (15) 9 L S E (17) N N O N S O N C O S 23 O (21) R 22 22 (22) 19 C E 19 18 P X B W Q4 Q1 Q2 Q3 Q4 Q1 Q4 Q1 Q2 Q3 Q4 Q1 2022 2023 2023 2023 2023 2024 (32) 2022 2023 2023 2023 2023 2024 1. Cash costs is defined as labor costs and opex plus R&D costs |2. This is a non-IFRS measure. Please see slide 16 for a reconciliation of this financial measure to the most comparable IFRS metric 12

KEY FINANCIAL METRICS CASH AND CASH EQUIVALENT €83M AND FINANCIAL INVESTMENTS Q1 LONG-TERM DEBT €96M Reclassification of existing short-term to long-term debt Q 1 C A P E X €1.7M€0.8M on Property Plant & Equipment Q1 CONSOLIDATED INVENTORY €89 5M Reduced by 3% from Q4 QOQ REDUCTION IN HEAD COUNT 8% On a consolidated basis 13

THANK YOU JORDI! WELCOME LUIS! WELL-GROWING SALES EXPENSE CONTROL POSITIONED +Expanding in key geographies + R&D FOR SUCCESS +Attractive market verticals + Key talent + Opex allocation IN 2024 HOLD & IMPROVE MARGINS CAPITAL ALLOCATION +Cost engineering of existing products + Smart investment in growth + Continuous quality improvements + Both organically and inorganically + Strategic sourcing LOOKING FORWARD TO WHAT WE AIM TO ACHIEVE IN 2024 14

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FINANCIAL OVERVIEW Reconciliation1 YEAR 2024 YEAR 2023 Unaudited, in € 000’s Q1 Q4 Q1 Operating Loss (23,781) (11,053) (36,604) Amortization and depreciation 8,750 8,633 6,399 EBITDA (15,031) (2,420) (30,205) One off expenses 1,194 558 1,797 Employee Stock Options Plan 652 (780) 6,651 ESPP (non-cash) 220 246 390 Other income (519) (12,291) (328) Adjusted EBITDA (13,484) (14,687) (21,695) 1. See slide 17 for definitions 16

DEFINITIONS AND DISCLOSURES 1 “EBITDA” is defined as loss for the period before income tax credit, financial income, interest expenses, change in fair value of derivative warrants liabilities, foreign exchange gains/(losses), amortization and depreciation, and share of profit of equity-accounted investees. S N O I 2 T “Adjusted EBITDA” is defined as loss for the period before depreciation and amortization, income tax credits, financial income and interest I N I expense, change in fair value of derivative warrants liabilities, foreign exchange gains/(losses) further adjusted to take account of the impact of F E certain non-cash and other items that we do not consider in our evaluation of ongoing operating performance. These non-cash and other items D include, but not are limited to: share based payment plan, certain one-time expenses related to a reduction in force initiated in January 2023, certain non-cash expenses related to the ESPP plan launched in January 2023, and other items outside the scope of our ordinary activities. 3 Operating loss consists of Wallbox’s revenue and other income less changes in inventories and raw materials and consumables used, employee benefits, other operating expenses and amortization and depreciation. 4 Wallbox’s revenue consists of retail sales, sales from distributors, resellers and installer customers of charging solutions for EVs, which includes electronic chargers and other services. 5 Gross Margin is defined as revenue less changes in inventory, raw materials and other consumables used. 6 Other operating expenses primarily consist of professional services, marketing expenses, external temporary workers expense, delivery expense, insurance premiums and other expenses, including leases of machinery with lease terms of 12 months or less and leases of office equipment with low value, including IT equipment. 17